September 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Parker-Hannifin Corporation
Registration Statement on Form S-4 (File No. 333-219019)

Ladies and Gentlemen:

On behalf of Parker-Hannifin Corporation, an Ohio corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-2149019), as amended (the “Registration Statement”), of the Company be declared effective at 4:00 p.m. on Wednesday, September 27, 2017, or as soon thereafter as practicable. The Company respectfully requests that you notify Kimberly J. Pustulka of such effectiveness by a telephone call to (216) 586-7002.

[Signature page follows]

Please contact Kimberly J. Pustulka of Jones Day at (216) 586-7002 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

Parker-Hannifin Corporation

By:	/s/ Joseph R. Leonti
Name:	Joseph R. Leonti
Title:	Vice President, General Counsel and Secretary

cc:	Kimberly J. Pustulka, Esq.